SEC 1344 (06-19) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden hours per response ............... 2.50 FORM 12b-25 SEC FILE NUMBER 001-41019 NOTIFICATION OF LATE FILING CUSIP NUMBER 09077J 107 (Check one): Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-CEN Form N-CSR For Period Ended: March 31, 2023 Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q For the Transition Period Ended: Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable PART I — REGISTRANT INFORMATION Bird Global, Inc. Full Name of Registrant Former Name if Applicable 392 NE 191st Street #20388 Address of Principal Executive Office (Street and Number) Miami, Florida 33179 City, State and Zip Code PART II — RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

4883-9042-4931v1/107426-0000 PART III — NARRATIVE State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. This Form 12b-25 (Notification of Late Filing) is being filed by Bird Global, Inc. (the “Company”) to seek an extension of the filing deadline for its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 (the “Quarterly Report”) pursuant to Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-25”). The original due date for the filing of the Quarterly Report is May 10, 2023. The Company is unable to file the Quarterly Report by the prescribed filing deadline without unreasonable effort and expense, because it requires additional time (1) to complete the preparation of its financial statements and other disclosures in the Quarterly Report, and (2) for its independent registered public accounting firm to finalize the review of the financial statements. The Company currently expects to file the Quarterly Report within the five calendar day extension period provided under Rule 12b-25. (Attach extra Sheets if Needed) PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification Ryan C. Wilkins, Esq. 949 725-4115 (Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No As previously announced, the Company will host a webcast and conference call at 8:00 a.m. Eastern Time on Thursday, May 11, 2023 to discuss its financial results for the fiscal quarter ended March 31, 2023. If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Bird Global, Inc. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date: May 10, 2023 By: Its: /s/ Shane Torchiana Chief Executive Officer INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form. ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

4883-9042-4931v1/107426-0000 GENERAL INSTRUCTIONS 1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934. 2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files. 3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered. 4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification. 5. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).